Chubb Group of Insurance Companies              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81908127

PEQUOT GROWTH AND INCOME FUND
AND PEQUOT INVESTMENT TRUST                     FEDERAL INSURANCE COMPANY
153 EAST 53RD STREET                            Incorporated under the laws of
NEW YORK, N Y 10022                             Indiana  a stock insurance
                                                company herein called the
                                                COMPANY

                                                Capital Center, 251 North
                                                Illinois, Suite 1100
                                                Indianapolis, IN 46204-1927
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ITEM 1. BOND PERIOD: from       12:01 a.m. on December 21, 2005
                       to       12:01 a.m. on December 21, 2006

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

        If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                    DEDUCTIBLE
        INSURING CLAUSE                       LIMIT OF LIABILITY      AMOUNT
        ---------------                       ------------------    ----------
        1.  Employee                          $        1,000,000    $   50,000
        2.  On Premises                       $        1,000,000    $   50,000
        3.  In Transit                        $        1,000,000    $   50,000
        4.  Forgery or Alteration             $        1,000,000    $   50,000
        5.  Extended Forgery                  $        1,000,000    $   50,000
        6.  Counterfeit Money                 $        1,000,000    $   50,000
        7.  Threats to Person                 $        1,000,000    $   50,000
        8.  Computer System                   $        1,000,000    $   50,000
        9.  Voice Initiated Funds Transfer
            Instruction                       $        1,000,000    $   50,000
        10  Uncollectible Items of Deposit    $        1,000,000    $   50,000
        11. Audit Expense                     $           50,000    $     NONE

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

        1. COMPLIANCE W/TRADE SANCTION LAWS ENDT      2. DELETING VALUATION ENDT

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Macon                           /s/ Thomas F. Motamed
     Secretary                                       President

                                              /s/ Robert Hamburger
                                              ----------------------------------
Countersigned by                              Authorized Representative
                --------------------------

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ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

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                        The COMPANY, in consideration of payment of the required
                        premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

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Insuring Clauses

Employee                1.    Loss resulting directly from Larceny or
                              Embezzlement committed by any Employee, alone or in collusion with others.

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On Premises             2.    Loss of Property resulting directly from robbery,
                              burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

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In Transit              3.    Loss of Property resulting directly from common
                              law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

                              a.    in an armored motor vehicle, including
                                    loading and unloading thereof,

                              b. in the custody of a natural person acting as a messenger of the ASSURED, or

                              c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

                                    (1)   written records,

                                    (2)   securities issued in registered form,
                                          which are not endorsed or are
                                          restrictively endorsed, or

                                    (3)   negotiable instruments not payable to
                                          bearer, which are not endorsed or are
                                          restrictively endorsed.

            Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

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Insuring Clauses
(continued)

Forgery Or Alteration   4.    Loss resulting directly from:

                              a.    Forgery on, or fraudulent material
                                    alteration of, any bills of exchange,
                                    checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

                              b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

                              excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE
                              5. is provided for in the DECLARATIONS of this Bond.

                              For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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Extended Forgery        5.    Loss resulting directly from the ASSURED having,
                              in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                              a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

                                    (1)   bear a Forgery or a fraudulently
                                          material alteration,

                                    (2)   have been lost or stolen, or

                                    (3)   be Counterfeit, or

                              b.    guaranteed in writing or witnessed any
                                    signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

                              Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

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Insuring Clauses

Extended Forgery              For the purpose of this INSURING CLAUSE, a
(continued)                   mechanically reproduced facsimile signature is
                              treated the same as a handwritten signature.

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Counterfeit Money       6.    Loss resulting directly from the receipt by the
                              ASSURED in good faith of any Counterfeit money.

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Threats To Person       7.    Loss resulting directly from surrender of Property
                              away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e.
                              (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

                              a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                              b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                              It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

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Computer System         8.    Loss resulting directly from fraudulent:

                              a.    entries of data into, or

                              b.    changes of data elements or programs within,

                              a Computer System, provided the fraudulent entry or change causes:

                                    (1)   funds or other property to be
                                          transferred, paid or delivered,

                                    (2)   an account of the ASSURED or of its
                                          customer to be added, deleted, debited
                                          or credited, or

                                    (3)   an unauthorized account or a
                                          fictitious account to be debited or
                                          credited.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

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Insuring Clauses
(continued)

Voice Initiated Funds   9.    Loss resulting directly from Voice Initiated Funds
Transfer Instruction          Transfer Instruction to the ASSURED authorizing
                              the transfer of dividends or redemption directed proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated
                              Funds Transfer Instruction was:

                              a. received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

                              b.    made by a person purporting to be a
                                    Customer, and

                              c.    made by said person for the purpose of
                                    causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

                              In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

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Uncollectible Items of  10.   Loss resulting directly from the ASSURED having
Deposit credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

                              a.    redemptions or withdrawals to be permitted,

                              b.    shares to be issued, or

                              c.    dividends to be paid,

                              from an account of an Investment Company.

                              In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                              Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

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Audit Expense           11.   Expense incurred by the ASSURED for that part of
                              the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

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General Agreements

Additional Companies    A.    If more than one corporation, or Investment
Included As Assured           Company, or any combination of them is included as
                              the ASSURED herein:

                              (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                              (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                              (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                              (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                              (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

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Representation Made By  B.    The ASSURED represents that all information it has
Assured furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

                              The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                              Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

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General Agreements
(continued)

Additional Offices Or   C.    If the ASSURED, other than an Investment Company,
Employees -                   while this Bond is in force, merges or
Consolidation, Merger         consolidates with, or purchases or acquires assets
Or Purchase Or                or liabilities of another institution, the ASSURED
Acquisition Of Assets         shall not have the coverage afforded under this
Or Liabilities -              Bond for loss which has:
Notice To Company
                              (1)   occurred or will occur on premises, or

                              (2)   been caused or will be caused by an
                                    employee, or

                              (3) arisen or will arise out of the assets or liabilities,

                              of such institution, unless the ASSURED:

                              a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                              b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                              c.    on obtaining such consent, pays to the
                                    COMPANY an additional premium.

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Change Of Control -     D.    When the ASSURED learns of a change in control
Notice To Company             (other than in an Investment Company), as set
                              forth in Section 2(a) (9) of the Investment
                              Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                              (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

                              (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the

                              (3)   transfer, and the total number of
                                    outstanding voting securities.

                              Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

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Court Costs And         E.    The COMPANY will indemnify the ASSURED for court
Attorneys' Fees               costs and reasonable attorneys' fees incurred and
                              paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                              (1)   an Employee admits to being guilty of
                                    Larceny or Embezzlement,

                              (2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

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General Agreements

Court Costs And               (3)   in the absence of 1 or 2 above, an
Attorneys' Fees                     arbitration panel agrees, after a review of
(continued)                         an agreed statement of facts between the
                                    COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

                              The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                              If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                              If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                              If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                              If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                              Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

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Conditions And
Limitations

Definitions             1.    As used in this Bond:

                              a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                              b. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                              c. Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

                              d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

                              e.    Employee means:

                                    (1)   an officer of the ASSURED,

                                    (2)   a natural person while in the regular
                                          service of the ASSURED at any of the
                                          ASSURED'S premises and compensated
                                          directly by the ASSURED through its
                                          payroll system and subject to the
                                          United States Internal Revenue Service
                                          Form W -2 or equivalent income
                                          reporting plans of other countries,
                                          and whom the ASSURED has the right to
                                          control and direct both as to the
                                          result to be accomplished and details
                                          and means by which such result is
                                          accomplished in the performance of
                                          such service,

                                    (3)   a guest student pursuing studies or
                                          performing duties in any of the
                                          ASSURED'S premises,

                                    (4)   an attorney retained by the ASSURED
                                          and an employee of such attorney while
                                          either is performing legal services
                                          for the ASSURED,

                                    (5)   a natural person provided by an
                                          employment contractor to perform
                                          employee duties for the ASSURED under
                                          the ASSURED'S supervision at any of
                                          the ASSURED'S premises,

                                    (6)   an employee of an institution merged
                                          or consolidated with the ASSURED prior
                                          to the effective date of this Bond,

                                    (7)   a director or trustee of the ASSURED,
                                          but only while performing acts within
                                          the scope of the customary and usual
                                          duties of any officer or other
                                          employee of the ASSURED or while
                                          acting as a member of any committee
                                          duly elected or appointed to examine
                                          or audit or have custody of or access
                                          to Property of the ASSURED, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19

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Conditions And
Limitations

Definitions                         (8)   each natural person, partnership or
(continued)                               corporation authorized by written
                                          agreement with the ASSURED to perform
                                          services as electronic data processor
                                          of checks or other accounting records
                                          related to such checks but only while
                                          such person, partnership or
                                          corporation is actually performing
                                          such services and not:

                                          a.    creating, preparing, modifying
                                                or maintaining the ASSURED'S
                                                computer software or programs,
                                                or

                                          b.    acting as transfer agent or in
                                                any other agency capacity in
                                                issuing checks, drafts or
                                                securities for the ASSURED,

                                    (9)   any partner, officer or employee of an
                                          investment advisor, an underwriter
                                          (distributor), a transfer agent or
                                          shareholder accounting recordkeeper,
                                          or an administrator, for an Investment
                                          Company while performing acts coming
                                          within the scope of the customary and
                                          usual duties of an officer or employee
                                          of an Investment Company or acting as
                                          a member of any committee duly elected
                                          or appointed to examine, audit or have
                                          custody of or access to Property of an
                                          Investment Company.

                                          The term Employee shall not include
                                          any partner, officer or employee of a
                                          transfer agent, shareholder accounting
                                          recordkeeper or administrator:

                                          a.    which is not an "affiliated
                                                person" (as defined in Section
                                                2(a) of the Investment Company
                                                Act of 1940) of an Investment
                                                Company or of the investment
                                                advisor or underwriter
                                                (distributor) of such Investment
                                                Company, or

                                          b.    which is a "bank" (as defined in
                                                Section 2(a) of the Investment
                                                Company Act of 1940).

                                                This Bond does not afford
                                                coverage in favor of the
                                                employers of persons as set
                                                forth in e. (4), (5) and (8)
                                                above, and upon payment to the
                                                ASSURED by the COMPANY resulting
                                                directly from Larceny or
                                                Embezzlement committed by any of
                                                the partners, officers or
                                                employees of such employers,
                                                whether acting alone or in
                                                collusion with others, an
                                                assignment of such of the
                                                ASSURED'S rights and causes of
                                                action as it may have against
                                                such employers by reason of such
                                                acts so committed shall, to the
                                                extent of such payment, be given
                                                by the ASSURED to the COMPANY,
                                                and the ASSURED shall execute
                                                all papers necessary to secure
                                                to the COMPANY the rights
                                                provided for herein.

                                          Each employer of persons as set forth
                                          in e.(4), (5) and (8) above and the
                                          partners, officers and other employees
                                          of such employers shall collectively
                                          be deemed to be one person for all the
                                          purposes of this Bond; excepting,
                                          however, the fifth paragraph of
                                          Section 13.

                                          Independent contractors not specified
                                          in e.(4), (5) or (8) above,
                                          intermediaries, agents, brokers or
                                          other representatives of the same
                                          general character shall not be
                                          considered Employees.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

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Conditions And
Limitations

Definitions                   f.    Forgery means the signing of the name of
(continued)                         another natural person with the intent to
                                    deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                              g. Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                              h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

                              i. Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                              j. Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                              k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

                              l.    Securities, documents or other written
                                    instruments means original (including
                                    original counterparts) negotiable or
                                    non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

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Conditions And
Limitations

Definitions                   m.    Subsidiary means any organization that, at
(continued)                         the inception date of this Bond, is named in
                                    the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                              n.    Transportation Company means any
                                    organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                              o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

                              p.    Voice Initiated Redemption means any
                                    redemption of shares issued by an Investment
                                    Company which is requested by voice over the telephone.

                              q. Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

                              For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

--------------------------------------------------------------------------------

General Exclusions -    2.    This bond does not directly or indirectly cover:
Applicable to All
Insuring Clauses              a.    loss not reported to the COMPANY in writing
                                    within sixty (60) days after termination of this Bond as an entirety;

                              b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                              c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                              d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                              e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                              f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                              g.    loss resulting from indirect or
                                    consequential loss of any nature;

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

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Conditions And Limitations

General Exclusions -          h.    loss resulting from dishonest acts by any
Applicable to All                   member of the Board of Directors or Board of
Insuring Clauses                    Trustees of the ASSURED who is not an
(continued)                         Employee, acting alone or in collusion with
                                    others;

                              i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

                                    (1)   of any law regulating:

                                          a.    the issuance, purchase or sale
                                                of securities,

                                          b.    securities transactions on
                                                security or commodity exchanges
                                                or the over the counter market,

                                          c.    investment companies,

                                          d.    investment advisors, or

                                    (2)   of any rule or regulation made
                                          pursuant to any such law; or

                              j. loss of confidential information, material or data;

                              k.    loss resulting from voice requests or
                                    instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

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Specific Exclusions -   3.    This Bond does not directly or indirectly cover:
Applicable To All
Insuring Clauses Except       a.    loss caused by an Employee, provided,
Insuring Clause 1.                  however, this Section 3.a. shall not apply
                                    to loss covered under INSURING CLAUSE 2. or
                                    3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

                              b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                                    (1)   to do bodily harm to any natural
                                          person, except loss of Property in
                                          transit in the custody of any person
                                          acting as messenger of the ASSURED,
                                          provided that when such transit was
                                          initiated there was no knowledge by
                                          the ASSURED of any such threat, and
                                          provided further that this Section
                                          3.b. shall not apply to INSURING
                                          CLAUSE 7., or

                                    (2)   to do damage to the premises or
                                          Property of the ASSURED;

                              c.    loss resulting from payments made or
                                    withdrawals from any account involving
                                    erroneous credits to such account;

                              d. loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                              e.    loss of property while in the mail;

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

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Conditions And
Limitations

Specific Exclusions -         f.    loss resulting from the for any reason of a
Applicable To All Insuring          financial or failure depository institution,
Clauses Except Insuring             its receiver or other liquidator to pay or
Clause 1.                           deliver funds or other Property to the
(continued)                         ASSURED provided further that this Section
                                    3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction of removal from the possession, custody or control of the ASSURED.

                              g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                              h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

                              i. loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

--------------------------------------------------------------------------------

Specific Exclusions -   4.    This bond does not directly or indirectly cover:
Applicable To All
Insuring Clauses Except       a.    loss resulting from the complete or partial
Insuring Clauses 1.,                non-payment of or default on any loan
4., And 5.                          whether such loan was procured in good faith
                                    or through trick, artifice, fraud or false pretenses; provided, however, this Section
                                    4.a. shall not apply to INSURING CLAUSE 8.;

                              b.    loss resulting from forgery or any
                                    alteration;

                              c.    loss involving a counterfeit provided,
                                    however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

--------------------------------------------------------------------------------

Limit Of Liability/     5.    At all times prior to termination of this Bond,
Non-Reduction And             this Bond shall continue in force for the limit
Non-Accumulation Of           stated in the applicable sections of ITEM 2. of
Liability                     the DECLARATIONS, notwithstanding any previous
                              loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                              a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

                              b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

                              c. all acts, other than those specified in a. above, of any one person, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

--------------------------------------------------------------------------------

Conditions And Limitations

Limit Of Liability/           d.    any one casualty or event other than those
Non-Reduction And                   specified in a., b., or c. above,
Non-Accumulation Of
Liability                     shall be deemed to be one loss and shall be
(continued)                   limited to the applicable LIMIT OF LIABILITY
                              stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                              All acts, as specified in c. above, of any one person which

                              i.    directly or indirectly aid in any way
                                    wrongful acts of any other person or
                                    persons, or

                              ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

--------------------------------------------------------------------------------

Discovery               6.    This Bond applies only to loss first discovered by
                              an officer of the ASSURED during the BOND PERIOD.
                              Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                              a. facts which may subsequently result in a loss of a type covered by this Bond, or

                              b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                              regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

--------------------------------------------------------------------------------

Notice To Company -     7.    a.    The ASSURED shall give the COMPANY notice
Proof - Legal                       thereof at the earliest practicable moment,
Proceedings                         not to exceed sixty (60) days after
Against Company                     discovery of loss, in an amount that is in
                                    excess of 50% of the applicable DEDUCTIBLE
                                    AMOUNT, as stated in ITEM 2. of the
                                    DECLARATIONS.

                              b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                              c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                              d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                              e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

--------------------------------------------------------------------------------

Conditions And
Limitations

Notice To Company -           f.    Proof of loss involving Voice Initiated
Proof - Legal                       Funds Transfer Instruction shall include
Proceedings                         electronic recordings of such instructions.
Against Company
(continued)

--------------------------------------------------------------------------------

Deductible Amount       8.    The COMPANY shall not be liable under any INSURING
                              CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF
                              LIABILITY stated in ITEM 2. of the DECLARATIONS.

                              There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

--------------------------------------------------------------------------------

Valuation               9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                              The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                              The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

                              In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

                              OTHER PROPERTY

                              The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

--------------------------------------------------------------------------------

Conditions And
Limitations
(continued)

Securities Settlement   10.   In the event of a loss of securities covered under
                              this Bond, the COMPANY may, at its sole
                              discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                              The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                              a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                              b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                              c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                              The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                              The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                              The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and
                              c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

--------------------------------------------------------------------------------

Subrogation -           11.   In the event of a payment under this Bond, the
Assignment -                  COMPANY shall be subrogated to all of the
Recovery                      ASSURED'S rights of recovery against any person or
                              entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                              Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                              a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                              b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                              c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

--------------------------------------------------------------------------------

Conditions And
Limitations

Subrogation -                 d.    fourth, to the ASSURED in satisfaction of
Assignment -                        any loss suffered by the ASSURED which was
Recovery                            not covered under this Bond.
(continued)
                              Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

--------------------------------------------------------------------------------

Cooperation Of Assured  12.   At the COMPANY'S request and at reasonable times
                              and places designated by the COMPANY, the ASSURED shall:

                              a. submit to examination by the COMPANY and subscribe to the same under oath,

                              b. produce for the COMPANY'S examination all pertinent records, and

                              c. cooperate with the COMPANY in all matters pertaining to the loss.

                              The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

--------------------------------------------------------------------------------

Termination             13.   If the Bond is for a sole ASSURED, it shall not be
                              terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                              If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                              This Bond will terminate as to any one ASSURED, other than an Investment Company:

                              a.    immediately on the taking over of such
                                    ASSURED by a receiver or other liquidator or by State or Federal officials, or

                              b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                              c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                              The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

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Conditions And
Limitations

Termination                   If any partner, director, trustee, or officer or
(continued)                   supervisory employee of an ASSURED not acting in
                              collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the
                              ASSURED:

                              a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

                              b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                              The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

--------------------------------------------------------------------------------

Other Insurance         14.   Coverage under this Bond shall apply only as
                              excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                              a.    the ASSURED,

                              b.    a Transportation Company, or

                              c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

--------------------------------------------------------------------------------

Conformity              15.   If any limitation within this Bond is prohibited
                              by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

--------------------------------------------------------------------------------

Change or Modification  16.   This Bond or any instrument amending or affecting
                              this Bond may not be changed or modified orally.
                              No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                              If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

--------------------------------------------------------------------------------

Conditions And
Limitations

Change or Modification        If this Bond is for a joint ASSURED, no charge or
(continued)                   modification which would adversely affect the
                              rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

Effective date of
this endorsement: December 21, 2005            FEDERAL INSURANCE COMPANY

                                               Endorsement No.: 1 BOND
                                               To be attached to and form a part
                                               of BOND Number: 81908127

Issued to: PEQUOT GROWTH AND INCOME FUND
           AND PEQUOT INVESTMENT TRUST

--------------------------------------------------------------------------------

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                  /s/ Robert Hamburger
Date: January 10, 2006                         By ------------------------------
                                                  Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No.: 2 BOND

                                               Bond Number: 81908127


NAME OF ASSURED: PEQUOT GROWTH AND INCOME FUND
                 AND PEQUOT INVESTMENT TRUST

--------------------------------------------------------------------------------

                  DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on December 21, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                  /s/ Robert Hamburger
Date: January 10, 2006                         By ------------------------------
                                                  Authorized Representative

ICAP Bond
Form 17-02-2437 (Ed. 1-01)

[LOGO]
CHUBB

--------------------------------------------------------------------------------

                                                FEDERAL INSURANCE COMPANY

                                                Endorsement No: 3 Revised

                                                Bond Number:    81908127

NAME OF ASSURED   EIP GROWTH AND INCOME FUND

--------------------------------------------------------------------------------

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

EIP Growth and Income Fund (fka Pequot Growth and Income Fund, a series of the Pequot Investment Trust)

49 RIVERSIDE AVENUE
WESTPORT, CT 06880


This Endorsement applies to loss discovered after 12:01 a.m. on July 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: August 9, 2006                                By /s/ Robert Hamburger
                                                       -------------------------
                                                       Authorized Representative

ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

                                                                    PREMIUM BILL

Insured:  PEQUOT GROWTH AND INCOME FUND                   Date: January 10, 2006
          AND PEQUOT INVESTMENT TRUST

Producer: CHARLES GOODMAN & COMPANY LTD.

Company:  FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

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EFFECTIVE DATE        BOND NUMBER     COVERAGE                     PREMIUM
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December 21, 2005     81908127        NEWLINE PREMIUM              $ 5,000
                                      05/06
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       To
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December 21, 2006                     ICAP BOND
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15% Commission
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                                                         TOTAL     $ 5,000
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

                         RESOLUTIONS FROM THE MINUTES OF
             THE BOARD OF TRUSTEES MEETING HELD ON DECEMBER 13, 2005

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                                   RESOLUTIONS
                     -Independent Trustees Vote Separately-

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                     Ratification of Fidelity Bond Insurance

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      RESOLVED: That, after considering all relevant factors, the action of the
                Trust in acquiring an Investment Company Bond issued by Federal Insurance Company ("Chubb"), covering larceny and embezzlement and certain other acts, with a limit of liability of $1,000,000, for an aggregate one-year premium of $5,000, be and it is hereby approved.

      RESOLVED: That pursuant to Rule 17g-1 under the Investment Company Act of
                1940, as amended, Daniel Fishbane, President, Treasurer and Principal Financial and Accounting Officer is hereby designated as an agent for the Trust to make the filings and give notices required by subparagraph (g) of said Rule.

      RESOLVED: That the form and amount of the Investment Company Bond, after consideration of all relevant factors including the Trust's aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, be and they hereby are approved.